Exhibit 10.1

BINDING TERM SHEET
FOR PROPOSED ASSET ACQUISITION BETWEEN
KAIROS PHARMA, LTD. (KAPA)
AND
CELYN THERAPEUTICS, INC.

This Summary of Proposed Terms (this “Term Sheet”) sets forth our current understanding with regard to the Acquisition of certain Assets (the “Asset Acquisition”) by Kairos Pharma, Ltd. from Celyn Therapeutics, Inc. The parties acknowledge that they must complete negotiations on the points set forth in this Term Sheet as well as on points beyond the scope of this Term Sheet, which negotiations may also cause the terms set forth in this Term Sheet to change. Accordingly, other than the Binding Provisions, the parties do not intend to be bound unless and until they enter into a definitive written agreement providing for consummation of the proposed Asset Acquisition (the “Definitive Agreement”).

Kairos Pharma, Ltd.	Kairos Pharma, Ltd. (“KAPA”) is a clinical-stage biopharmaceutical company listed on the NYSE American under the ticker KAPA, focused on developing innovative therapeutics using antibodies and small molecules. KAPA seeks to address treatment resistance and other unmet medical needs through a diversified pipeline of advanced drug candidates. KAPA is based in Los Angeles, California.

Celyn Therapeutics, Inc.

Celyn Therapeutics, Inc. (“Celyn”) is a privately held biotechnology company formed to develop proprietary small-molecule drugs targeting cancer, including EGFR-pathway inhibitors and c-Met-pathway inhibitors among other targets and related novel compounds. Celyn was created with backing from OrbiMed and other Funds and has principal offices in Dover, DE.

CL-273	CL-273 is an investigational, reversible, wild-type-sparing pan-EGFR small-molecule inhibitor being developed by Eilean Therapeutics for EGFR-mutant non-small cell lung cancer (NSCLC). Preclinical data show that CL-273 has broad activity against a wide range of classical, atypical, and resistance-associated EGFR mutations in NSCLC while maintaining a high selectivity index versus wild-type EGFR, suggesting a wide therapeutic window with improved safety and tolerability. It is designed to be brain- and lung-permeable, exhibits favorable drug-like properties, and has progressed through GLP toxicology studies, with first-in-human clinical trials anticipated in the 2026 timeframe.

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Definition of Asset Acquisition:

KAPA to acquire 100% of CL-273 development, manufacturing, commercialization rights, patent prosecution and patent filing rights worldwide in all indications in exchange for an Upfront Payment, Milestone Payments and Royalties.

Definition of Asset Acquisition: (i) Intellectual Property Rights to include: All patents and patent applications. All know-how, trade secrets, data, and technical information. All regulatory filings, INDs, and regulatory documentation. All CMC data, manufacturing processes, and analytical methods; (ii) All Tangible Assets to include: All drug substance, drug product, and API inventory. All raw materials, packaging materials, and work-in-process. All samples located at third-party vendors (Patheon, Alcami, STA Pharma); (iii) All Contractual Rights to include: Manufacturing agreements with Patheon Development Services, STA Pharmaceuticals, and Alcami Corporation. All third-party licenses necessary for development and commercialization; and (iv) All Regulatory Rights including: All regulatory approvals, permits, and authorizations. All correspondence with FDA and other regulatory authorities. All preclinical and clinical data, including source documents.

Excluded Assets include: Cash, accounts receivable, and general corporate records. Tax attributes, loss carryforwards, and insurance policies. All other programs and compounds in Celyn’s pipeline. And All corporate books and records not exclusively related to CL-273.

No-Shop Provision	90-Day No-Shop Provision from the date of signing the Asset Acquisition Term Sheet.

Consummation of Asset Acquisition and Post-Closing Ownership Allocations / and Underlying Assumptions:

At Consummation of the Asset Acquisition (“Closing”), KAPA will pay Celyn with KAPA Shares in fixed amount determined in the Definitive Agreement based on the assumptions and adjustments below.

At the Closing KAPA will receive full rights for CL-273 and for Celyn to complete the full Technology Transfer of the Assets to KAPA, in exchange for (i) Upfront Payment: Celyn will receive total consideration of 16.5% fully-diluted of the capital stock of KAPA (the “Celyn’s Fully-Diluted Ownership of KAPA”), with such shares to be payable either in shares of KAPA common stock, non-voting convertible preferred stock, or in such combination thereof as may be necessary to comply with NYSE American listing rules or to allow KAPA adequate time to obtain stockholder approval prior to the issuance of more than 19.99% of the KAPA’s common stock.

(ii) Clinical Development Milestone of CL-273: $15M at NDA or BLA FDA in combination of Cash and Shares and (iii) 2% Royalties from net revenues generated from sales in the USA for the life of the IP from each asset.

In case of a subsequent sale (the “Sale”) of CL-273 whereby Celyn’s Fully-Diluted Ownership of KAPA is less than 33% or as otherwise stated directly below, Celyn will receive a portion of the net proceeds of the Sale as if Celyn’s Fully-Diluted Ownership of KAPA at the time of Sale was not less than the following percentages: (i) 33% pre-IND, 10% post-IND/pre-POC, 7.5% post-POC/post-NDA filing, and 5% post-approval, after receipt of FDA authorization of an IND application for a Product or equivalent regulatory agency authorization in another jurisdiction, but prior to submission of a New Drug Application (“NDA”) or Biologics License Applications (BLA) to the FDA or equivalent regulatory agency in another jurisdiction. For purposes of clarity and by way of example, if Celyn’s Fully-Diluted Ownership of KAPA is 30% at the time of Sale of CL-273 pre-IND, then Celyn shall be entitled to receive an additional 3% of the net proceeds of such Sale such that Celyn receives not less than the amount it would have received had Celyn’s Fully-Diluted Ownership of KAPA remained at 33%. In such regard, each of the foregoing percentage thresholds are meant to act as a “floor” or minimum amount that Celyn shall receive if Celyn’s Fully-Diluted Ownership of KAPA falls below such corresponding percentage at the time of such Sale.

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Announcement	Within four (4) business days following the execution of a binding Asset Acquisition Agreement, and subject to receipt of all of the required information from KAPA and Celyn (including required financial information), KAPA will promptly file an Form 8-K reporting on the entry into the agreement.

Shareholder Approval:

Within twenty (20) business days following the execution of the Definitive Agreement, and subject to receipt of all of the required information from KAPA and Celyn (including required financial information), KAPA will promptly file any required documents to obtain Shareholder Approval, if so required.

Prior to executing the Definitive Agreement, KAPA and Celyn will use the reasonably best efforts to obtain support agreements from all directors and officers and lock up agreements from the same parties (except non-continuing directors and officers). The lock up agreements will provide for a 180-day lock up period post-Closing.

Conditions to Execution of Definitive Agreement and Closing:

Execution of the Definitive Agreement would be subject to (i) satisfactory completion of due diligence by both parties; (ii) satisfactory negotiation of the Definitive Agreement, including customary provisions for a transaction of this nature and as set forth herein.

The Closing, including delivery by KAPA of the Upfront Payment to Celyn and delivery of the Assets from Celyn to KAPA, is expected to be subject to the satisfaction of customary conditions to Closing for a transaction of this type, including but not limited to (i) approval by the shareholders of KAPA and Celyn; (ii) the absence of any material adverse effect on either party; and (iv) approval by NYSE American, if required.

Post-Closing conditions include KAPA filing and obtaining effectiveness of an S-1 registration statement registering the Upfront Payment Shares, if required, with effectiveness to be obtained within 90 days of closing (to be extended in the event of SEC review or comment).Closing will be contingent upon OrbiMed’s participation in a secondary offering to be conducted concurrently with the announcement of the Consummation of the Asset Acquisition

All such conditions will be set out in the Definitive Agreement.

Operation of the Businesses:	The Definitive Agreement will include customary covenants of each party with respect to the normal operation of their respective businesses until the Closing.

Representations & Warranties, Covenants and Deal Protections:	The Definitive Agreement will contain representations, warranties, closing conditions and covenants customary for a transaction of this nature.

Fees and Expenses:	Except as otherwise agreed upon, each party shall each be responsible for its own costs and expenses incurred in connection with the proposed Asset Acquisition.

Breakup Fee	The parties acknowledge and agree that, in the event the proposed transaction is not consummated for any reason or under any circumstances whatsoever, the party electing to terminate, or whose actions or inactions result in termination, shall pay to the other party a break-up fee in the amount of one hundred thousand dollars (US$100,000) as liquidated damages and not as a penalty. This break-up fee shall be the sole and exclusive monetary remedy of the non-terminating party arising out of or relating to such termination, without prejudice to any rights to seek specific performance or equitable relief that may have been expressly preserved in the definitive agreements.

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Confidentiality:	The existence and terms of this Term Sheet will be treated as confidential information pursuant to the mutual confidentiality agreement between the parties dated as of 02.27.2026.

Exclusivity:	Subject to following paragraph, in consideration of the expenses that the parties hereto have incurred and will incur in connection with the proposed Asset Acquisition, both parties agree that from the date of execution of this Term Sheet until 90-Days from signing if not otherwise mutually extended by the parties in writing (such period, the “Exclusivity Period”), neither party nor any of their representatives, officers, employees, directors, agents, stockholders, subsidiaries or affiliates (collectively, the “Group”) shall (i) initiate, solicit, entertain, negotiate, accept or discuss, directly or indirectly, any proposal or offer from any person or group of persons other than the parties hereto and their respective affiliates (an “Alternative Transaction”) relating to the Asset; (ii) participate in any discussions or negotiations regarding, or furnish to any other person or entity any information with respect thereto; or (iii) otherwise cooperate in any way with, or assist or participate in, facilitate or knowingly encourage any effort or attempt by or enter into an agreement with any other person or entity to do or seek to do any of the foregoing. Each party represents that no member of their respective Group is party to or bound by any agreement with respect to an Alternative Transaction other than pursuant to this Term Sheet.

Miscellaneous:	By their signatures below, each party represents and warrants that they have full power and authority to execute and deliver this Term Sheet and perform the Binding Provisions of this Term Sheet. The parties agree that this Term Sheet will be governed by and construed under the laws of the State of Delaware. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Term Sheet shall be brought and determined in the Delaware Court of Chancery. The provisions of the sections of this Term Sheet entitled “Fees and Expenses,” “Breakup Fee,” “Confidentiality,” and “Miscellaneous” (the “Binding Provisions”) are intended by the parties to be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

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This Term Sheet is executed and made effective as of the last date set forth below:

Celyn Therapeutics, Inc.		Kairos Pharma, Ltd.

By:	/s/ Niolay Savchuk	By:	/s/ John Yu
Name:	Dr. Nikolay Savchuk , Ph.D.	Name:	Dr. John Yu, M.D.
Title:	Chief Executive Officer	Title:	Chief Executive Officer

Date:	03.02.2026	Date:	03.02.2026

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